MANAGEMENT’S DISCUSSION & ANALYSIS – FISCAL 2015

This Management’s Discussion and Analysis (MD&A) was prepared by management as at February 24, 2016, and was reviewed and approved by the Board of Directors on February 24, 2016.  The following discussion of performance, financial condition and future prospects should be read in conjunction with the audited annual consolidated financial statements of Nevsun Resources Ltd. and notes thereto for the year ended December 31, 2015.  All references in this MD&A to “Nevsun” or the “Company” include Nevsun Resources Ltd. and each of its wholly and partially owned subsidiaries on a consolidated basis, unless otherwise stated.  The information provided herein supplements but does not form part of the financial statements.  This discussion covers the year and the subsequent period up to the date of issue of this MD&A.  Unless otherwise noted, all dollar amounts are stated in thousands of United States dollars, except per ounce, per tonne, per pound, per litre and per share data.  Information on risks associated with investing in the Company’s securities as well as information about mineral resources and reserves under National Instrument 43-101 are contained in the Company’s most recently filed Annual Information Form which is available on the Company’s website at www.nevsun.com or on SEDAR at www.sedar.com.

Business of the Company

Nevsun Resources Ltd. and its subsidiaries (collectively, Nevsun or the Company) are engaged in the acquisition, exploration, development and operation of mineral property interests.  Nevsun is a mining company listed on the TSX and the NYSE MKT LLC, under the trading symbol “NSU”.  Nevsun was incorporated under the laws of the Province of British Columbia under the Company Act (British Columbia), and is governed by the Business Corporations Act (British Columbia).  The Company maintains its head office at Suite 760 – 669 Howe Street, Vancouver, British Columbia, Canada, V6B 0C4, its registered and records office at 1000 – 840 Howe Street, Vancouver, British Columbia, Canada, V6Z 2M1, and its website address is http://www.nevsun.com.

The Company’s principal property is the Bisha Property, which hosts a gold, copper and zinc deposit and includes satellite VMS deposits at Harena, Northwest, Hambok, Aderat and Asheli.  The Company’s principal mining operation is the Bisha Mine, which is located on the Bisha Property and is owned and operated by Bisha Mining Share Company (BMSC), an Eritrean registered corporation.  Nevsun is a 60% shareholder of BMSC, with the remaining 40% ownership in BMSC held by the State-owned Eritrean National Mining Corporation (ENAMCO).  BMSC is governed under the terms of a shareholder agreement between Nevsun and ENAMCO.  Under Eritrean mining law, the State of Eritrea initially held a 10% free carried interest in the property.  In October 2007, ENAMCO agreed to purchase an additional 30% interest in BMSC.  On December 12, 2007, BMSC was granted a 20 year mining license for the Bisha project, and on July 6, 2012, a 10 year mining license was granted for the Harena property.  BMSC also holds the Mogoraib River exploration license that includes the Hambok, Aderat, and Asheli deposits, and it is renewed annually.

The Bisha Mine was in commercial gold production from February 2011 to June 2013, which allowed for an early payback of pre-production capital and funding of the copper phase expansion.  Commissioning of the copper flotation plant at the Bisha Mine commenced in late June 2013 and commercial production was achieved on December 1, 2013.  Mining of the supergene copper ore is expected to continue until Q2 2016 at which time the Bisha Mine plans to begin to process ore from the primary phase, which contains a significant amount of zinc and copper.  Construction of the zinc plant began in 2014 with ore commissioning scheduled to commence Q2 2016.  During the primary phase, the Bisha Mine will produce both zinc and copper concentrates.  The Bisha Mine’s current reserve life extends through 2025.  The Bisha Mine has the full support of the Eritrean Government.

2015 annual highlights
  Earnings per share of $0.11
  Maintained strong working capital of $462 million, including $434 million in cash
  Produced 135.9 million pounds of copper
  Continued low C1 cash costs(1) of $1.31 per payable pound sold
  Monetized stockpiled precious metals concentrate and pyrite sands gold ore
  Advanced zinc expansion project on time and under budget
  Discovered new regional VMS deposit at Asheli
  Expanded mineral resources at Bisha and Harena
  Paid annualized dividend of $0.16 per share
	2015	2014
Revenues (millions)	$356.9	$555.0
Operating income (millions)	92.7	295.3
Net income (millions)	45.9	166.6
Net income attributable to Nevsun shareholders (millions)	22.8	93.4
Basic earnings per share attributable to Nevsun shareholders	0.11	0.47
Working capital (millions)	462.1	520.0

Copper price realized, per payable pound sold	2.32	3.02
C1 cash cost per payable pound sold (1)	$1.31	$1.05

(1) C1 cash cost per pound is a non-GAAP measure – see page 21 of this MD&A for discussion of non-GAAP measures and page 22 of this MD&A, Cash costs, for explanation on per unit costs.

Outlook for 2016

2016 Objectives

  Maintain top quartile safety performance at Bisha operations
  Deliver zinc flotation plant expansion on time and under budget
  Complete successful transition to primary ore processing by Q3
  Produce 40 to 50 million pounds of copper from supergene ore at a C1 cash cost(1) of $1.20 to $1.40 per payable pound sold
  Produce 40 to 60 million pounds of copper from primary ore(2)
  Produce 70 to 100 million pounds of zinc from primary ore(2)
  Monetize a further 80,000 to 100,000 gold equivalent ounces from stockpiles
  Grow Bisha district mineral resources and deposits through exploration
  Continue paying peer leading dividends
  Continue to pursue M&A opportunities supported by a strong balance sheet

Production Revenues and Cash Costs

In 2016, the Company expects to produce 40 to 50 million pounds of copper from supergene ore, 40 to 60 million pounds of copper from primary ore, and 70 to 100 million pounds of zinc from primary ore.  In response to the low commodity price environment, the Company investigated and has now concluded it will be able to direct ship higher grade oxide ore stockpiles. The Company estimates that there are over 90,000 tonnes of oxide ore at grades exceeding 20 g/t gold and 800 g/t silver. There is sufficient trucking capacity to monetize these revenue streams during 2016.

From the start of 2016 until May 2016, the plant will process the majority of the remaining supergene copper ore.  The completion of this supergene phase will coincide with the commissioning of the new zinc recovery plant and the processing of ore from the primary phase.  The transition layer between the supergene and primary phases (“boundary layer ore”) in the Bisha main pit continues to receive metallurgical focus to better understand the highly variable nature of this ore domain.  Recent metallurgical test work on samples from the in-situ pit and stockpiles with this boundary layer ore has identified oxidized material with complex mineralogy (secondary copper sulphide minerals) that requires blending with the main primary phase ore to optimize recovery of payable metals into saleable concentrates.  During this start-up period, a portion of the estimated copper and zinc production may be in the form of a bulk copper concentrate with elevated zinc metal and bulk zinc concentrate with elevated copper metal.  Blended ore feed is expected to continue into the second half of 2016 until the plant operation and ore flotation characteristics better stabilize.

The above-stated 2016 production guidance is based on the processing of 2.36 million ore tonnes consisting of 780,000 tonnes of supergene ore averaging 3.1% copper, and 1,580,000 tonnes of combined primary and boundary layer ore, averaging 2.9% copper and 3.9% zinc.

C1 cash cost(1) for the supergene phase is expected to be between $1.20 to $1.40 per payable pound of copper sold. During the primary phase, the Company will determine C1 cash cost(1) on a co-product basis.  Costs directly attributable to copper and zinc will be allocated to each metal separately.  Costs that are not directly attributable to either metal will be allocated to each metal on the relative value of revenue which will be determined annually.  By-product revenues from gold and silver credits will be credited against the cash cost of the metal in the concentrate from which these by-product credits are found.  The Company will announce updated cash cost guidance for the primary phase once commercial production is achieved.

Direct sales of stockpiled pyrite sand materials and high-grade oxide gold ore will not be treated as by-product revenue and have not been included in the calculation of the 2016 cash cost guidance.

(1) C1 cash cost per pound is a non-GAAP measure – see page 21 of this MD&A for discussion of non-GAAP measures and page 22 of this MD&A, Cash costs, for explanation on per unit costs.
(2) C1 co-product cash cost guidance to be provided once the Company enters into commercial production (expected during Q3 2016).

Capital Expenditures

Budgeted capital expenditures for 2016 are $35 million consisting of $15 million for the completion of the zinc plant construction, $11 million for capitalized exploration, $1 million for continued metallurgical test work related to the Bisha optimization study, and $8 million for sustaining capital.

The budgeted figure for the zinc expansion project does not include any expenses and revenues associated with the commissioning period that must be capitalized, until the plant reaches commercial production, under the Company’s capitalization policy.

Zinc Expansion Project

The zinc expansion project remains on schedule for ore commissioning in Q2 2016 at a projected total cost of approximately $80 million, of which $65 million has been incurred by the end of 2015.  The Company has commenced discussions with interested zinc smelters and traders on the sale of zinc concentrates from the Bisha Mine.  Early feedback indicates that Bisha’s zinc concentrate will be highly desired for its quality.  The Company remains uncommitted to any future zinc off-takes as the Company believes recent mine shutdowns and production cutbacks in the zinc market will lead to a tighter market for zinc concentrates in the second half of 2016 and into 2017.

Additional Sales of Stockpiled Gold Ore

The Company has considerable additional value held in gold ore stockpiles.  The Company plans to monetize approximately 15,000 tonnes of the remaining higher grade pyrite sand material. A new development for 2016, which is included in the 2016 operating budget, is to monetize approximately 90,000 tonnes of higher grade oxide ore. It is estimated that these stockpiles contain approximately 100,000 gold equivalent ounces of which at least 80 percent should be monetized in 2016.

Exploration

A further $11 million in exploration investment is planned for 2016. Key 2016 exploration objectives, which will be prioritized on a success basis for additional work, include:

  Continuing to expand the resource at Harena by further drilling down dip and along strike;
  Evaluating the potential for extensions of the Bisha Main deposit below the open pit;
  Exploring along strike of the Bisha and Harena deposits for new deposits; and
  Continued testing of high priority greenfield targets on the Mogoraib River exploration license.

The Company expects to drill in excess of 34,000 metres during the year.

External Growth Opportunities

The Company continues to dedicate significant management time and effort for external growth.  The Company’s approach to M&A is based on capital discipline and staying true to its commitment of generating a financial return on investment for shareholders that will allow for the maintenance and growth of the Company’s dividend in the future.

(1) C1 cash cost per pound is a non-GAAP measure – see page 21 of this MD&A for discussion of non-GAAP measures and page 22 of this MD&A, Cash costs, for explanation on per unit costs.

Operating review

Key operating information – Bisha Mine:

	2015	2014	Q4 2015	Q4 2014
Ore mined, tonnes(1)	3,150,000	2,282,000	841,000	617,000
Waste mined, tonnes	10,654,000	12,277,000	1,952,000	3,380,000
Strip ratio, (using tonnes)	3.4	5.4	2.3	5.5
Ore milled tonnes	1,929,000	1,789,000	574,000	573,000
Copper feed grade, %	3.9	5.9	3.1	4.9
Recovery, % of copper	82.6	85.0	84.1	85.7
Copper concentrate grade, %	23.6	26.3	22.4	25.8
Copper in concentrate produced, millions of pounds	135.9	196.0	33.0	52.5
Copper in concentrate produced, tonnes	61,600	88,900	14,900	23,800
Payable copper in concentrate sold, millions of pounds(2)	138.5	184.7	26.7	49.4
Payable copper in concentrate sold, tonnes(2)	62,800	83,800	12,100	22,400
Payable gold in concentrate sold, ounces	24,200	27,000	5,300	7,000
Payable silver in concentrate sold, ounces	1,251,000	1,524,000	189,000	385,000
Payable gold – direct sale, ounces	20,600	2,100	9,500	-
Payable silver – direct sale, ounces	1,010,000	169,300	330,000	-
(1)	Ore tonnes mined for the year ended December 31, 2015 included 240,000 tonnes of oxide ore including pyrite sand (2014 – 225,000, 2,064,000 tonnes of supergene ore (2014 – 1,936,000 and 846,000 tonnes of primary ore (2014 – 121,000.
(2)	Q1 2014 included 4.5 million pounds or 2,000 tonnes (Q4 2013 – 30.6 million pounds or 13,800 tonnes of pre-commercial production. Receipts from pre-commercial production sales were credited against mineral property, plant and equipment, net of cost of sales.

Results of operations for the year ended December 31, 2015

Operating income

The Company generated operating income of $92.7 million for the year ended December 31, 2015 (December 31, 2014 - $295.3 million). 2015 annual operating income decreased by 69% from 2014 primarily as a result of a 34% decrease in copper feed grade coupled with a 33% decrease in the realized copper price.  The direct sales of pyrite sand ore containing high grades of gold and silver during 2015 added $16.9 million to annual operating income which was partially offset by a $5.3 million obsolescence provision on materials and supplies inventory.

Production and sales

The Bisha Mine produced 135.9 million pounds of copper in concentrate by processing 1,929,000 tonnes of ore averaging 3.9% copper during 2015. Copper production was 31% below the prior year as copper feed grade and copper recoveries decreased by 34% and 3% respectively, partially offset by 8% higher plant throughput. The 2015 copper head grades fell as anticipated as mining advanced to the less enriched lower supergene portion of the Bisha Mine. Copper production fell short of the Company’s revised 2015 annual production guidance of 140 to 150 million pounds of copper in concentrate. The full-year production shortfall was mostly the result of lost production days arising from fuel shortages experienced in March, June and July; the unexpected power generation interruptions from the Aggreko power plant during genset upgrades implemented throughout the year; and the unplanned plant shutdown in March for the ball mill gearbox repair.  In addition, lower-than-expected copper head grades during Q4 2015 temporarily impacted planned production due to required mine sequencing changes as portions of the supergene ore were reclassified as primary ore.  The Company has implemented new operating procedures and protocols to reduce the likelihood of a re-occurrence of lost production days from fuel supply shortages and thermal plant power interruptions in future periods.

Copper concentrate grades decreased by 10% during 2015 mostly due to the transitional mineralogy of the supergene ore with elevated levels of pyrite as Bisha progressed towards the primary ore reserves. As of December 31, 2015, Bisha has approximately 980,000 tonnes of stockpiled primary ore which will commence processing during the commissioning of the zinc plant, scheduled for Q2 of 2016.

Cash costs

Copper cash costs per payable pound sold for the year were $1.31, within the Company’s guidance of $1.20 to $1.40 per payable copper pound sold.  Per pound cash costs increased from the prior year’s per pound cash cost of $1.05 predominantly as the result of lower copper feed grades, metallurgical recoveries, and copper concentrate grades, which decreased by 34%, 3% and 10%, respectively. The mine also experienced higher treatment and refining charges during 2015, as the 2015 benchmark was higher than in 2014. Offsetting these increases, the Bisha mine realized cost savings for raw materials and consumables including the cost of diesel fuel, a major consumable input for the mine, which averaged $0.74 per litre for 2015 as compared to $1.16 per litre for 2014, a significant decline from the prior year.

Stockpiled materials

There remain four distinct types of stockpiled material – 192,000 tonnes of supergene ore, 410,000 tonnes of pyrite sand, 280,000 tonnes of oxide ore, and 980,000 tonnes of primary ore.

The pyrite sand material consists of 30,000 tonnes of higher grade ore of which approximately 50% will be monetized during 2016. Further study is required to determine the economics of the remaining 380,000 tonnes of the lower grade material.

Given the current base metal commodity price, the Company undertook a study to determine different alternatives to monetize the stockpiled 280,000 tonnes of oxide ore earlier than the 2014 Life of Mine Plan which had been to process at the end of the mine life. After drilling, crushing, and metallurgical testing of the higher grade portions of the oxide ore stockpiles, the Company has determined it is more economic to directly sell some of this material. Accordingly, the Company intends to sell approximately 90,000 tonnes during 2016. The remaining 190,000 tonnes will be processed at the end of the mine life.

The 980,000 tonnes of primary ore is intended to be processed in a blended manner through the new zinc plant. The Company has revised its estimate of the amount of this stockpile that will be processed during 2016 and now expects just over 50 percent of the material to be processed in 2016 dependent on the exhibited flotation characteristics.

The composition of stockpiled materials as at December 31, 2015 is as follows:

	Total	Current	Non-current
Supergene ore	192,000	192,000	-
Primary ore	980,000	526,000	454,000
Oxide ore	280,000	90,000	190,000
Pyrite sand ore	410,000	15,000	395,000

Exploration

A key element of Bisha’s organic growth strategy is to leverage opportunities in the immediate mine area to optimize and extend the mine life of Bisha.  The Company believes these near term exploration targets, which can be quickly permitted and could take advantage of existing processing facilities, are an excellent allocation of capital.

In 2015, the Company spent $11.4 million to fund 35,805 metres of exploration diamond drilling (72 holes), approximately 30 square kilometres of ground geophysical surveying, geophysical surveying of 85 drill holes and other geological work. This total includes $4.7 million of activities related to the Harena deposit, which are classified as capitalized expenditures on mineral properties.

In Q4 2015, the Company spent $2.4 million to fund 8,234 metres of exploration diamond drilling (22 holes), ground and borehole geophysical surveying and other geological work.  The main areas of focus were the continuation of the drilling of the Harena deposit where a total of 12 holes (4,923 metres) were completed, testing down dip of the Aderat deposit where 6 holes (2,402 metres) were completed and exploring the immediate Bisha deposit area along strike to the north, where a total of 4 holes (909 metres) were completed.

The Company continues to explore the Bisha VMS district for new deposits and for extensions of its known orebodies in an effort to extend the mine life of the Bisha operations.  Drilling at Harena continued to be successful and the deposit was further defined at depth where it remains open to further expansion.  In the immediate Bisha Mine area, exploration efforts were ramped-up, testing for extensions to the main pit deposit both along strike and at depth.

Exploration on the Mogoraib River License resulted in the discovery of the Asheli deposit in mid-2015.  Drilling was suspended due to the annual rainy season in Q3 and no further drilling was completed. However, further geological work resulted in the definition of new targets along strike and to the east of Asheli which will be tested in 2016.  Further drilling was also completed at the Aderat prospect which was discovered in 2014.  This drilling has defined new targets which will be tested in the future.

Exploration during 2015 has increased the total resource available to the Bisha mill.  As a result of the successful exploration program, the Company announced revised mineral resources for the Bisha tenements including Harena on February 17, 2016.  Down-dip drilling at Harena added 0.5 million tonnes of indicated resource and 4.5 million tonnes of inferred resource.  This brings the total indicated resource at Harena to 3.7 million tonnes (including in-situ 70 million pounds copper, 258 million pounds zinc, 70,000 ounces gold and   3.3 million ounces silver) and the total inferred resource to 11.0 million tonnes (including in-situ 348 million pounds copper, 952 million pounds zinc, 360,000 ounces gold and 14.4 million ounces silver).  The deposit remains open at depth and strike and is increasing in grade and thickness as recent exploration holes extend deeper.

Ongoing investigations during H2 2015 continued to assess the reasonable prospects of eventual economic extraction of currently defined Indicated and Inferred mineral resources at Bisha main pit and of earlier defined (mid-2015) Inferred mineral resources at Harena by means of underground mining methods. The assessment of the work completed to date suggest that at depth, the deposit at Harena may be mineable, but that it is sensitive to metal prices and zinc metallurgical recovery, necessitating further work prior to assessing the full economics as a mineral reserve.  This metallurgical work is a priority and will be conducted in mid-2016.

Drilling in 2015 also confirms that the Bisha deposit continues below the proposed open pit. The potential for Bisha to transition to an underground operation was also evaluated but the results are not yet conclusive for this remains a work in progress. It shows that underground mining below the Bisha pit may be reasonably robust but requires additional geotechnical and metallurgical work in addition to more infill and extension drilling. Exploration work in 2016 will tighten drill spacing below the known deposit in order to increase Bisha’s knowledge of the deposit in this area.

In addition to the work at Harena and Bisha, exploration at the Asheli prospect on the Mogoraib River exploration license was successful in discovering a new massive sulphide deposit with promising copper and zinc grades.  This discovery occurs on a favourable horizon that has at least 5 kilometres of untested strike length which will be the focus of Bisha’s regional exploration effort in 2016.

Bisha zinc expansion project

The zinc expansion project is on schedule and the forecasted total completed cost will be approximately $80 million, significantly under the budget of $100 million. The project is on track for ore commissioning in mid-Q2 2016 and commercial production expected no more than 3 months later. The project enables the processing of the primary copper-zinc-gold-silver ore at up to 2.4 million tonnes per year, producing both copper and zinc concentrates from the existing copper flotation and the new zinc flotation plants. Based on the current open pit mine plan, Nevsun expects Bisha to produce on average 225 million pounds of zinc and 53 million pounds of copper in concentrate per year through 2025.

The project is proceeding exceptionally well on health and safety performance. The project maintains a zero lost time injury status, with zero environmental non-conformances.

Overall, the project is over 94% complete as of mid-February. All major equipment and materials have been delivered to site and procurement activities are limited to site based orders and amendments. The structural, mechanical, piping and plate work is essentially complete. The electrical and instrumentation installation is well nearly complete. The power upgrade from Aggreko has been completed. The search and selection process for the commissioning team for the project is complete. Cold commissioning has commenced in certain areas. Primary ore commissioning is planned for mid-Q2 2016.

As the total tonnage of copper and zinc concentrate produced going forward is expected to be similar to total copper concentrate quantities in 2015, there is no need for additional transport or shipping infrastructure upgrades. The existing Rotainer trucking and loading system continues to operate safely, efficiently and in an environmentally sound manner.

Reserves and resources

The Company’s annual mineral resource update was announced on February 17, 2016. The annual mineral reserve update will be detailed in the Annual Information Form in March 2016.

Life of mine optimization study

In Q2 2015, Nevsun commissioned SRK Consulting (Canada) Inc. to conduct an internal conceptual study of the potential for underground mining at Bisha and Harena as well as to conduct a life-of-mine optimization study considering all Bisha regional resources. As this optimization study used inferred mineral resources, no mineral reserves have been estimated. The status of those assessments for Harena and Bisha are outlined below. The deposits at Hambok and Northwest remain of interest for potential eventual economic extraction based upon a number of variables including size, projected costs and metal prices. As the assessments of Hambok and Northwest were less encouraging as compared with Harena and Bisha, the Company has elected to allocate investment capital to Harena and Bisha for 2016 with limited investment for Hambok and Northwest for 2016.

Bisha Underground

Ongoing investigations during H2 2015 continued to assess the reasonable prospects of eventual economic extraction of the currently defined Indicated and Inferred mineral resources at Bisha main pit by means of underground mining methods. Conceptual mining constraints were used to assess the potential optimum interfaces between open pit mining and underground mining for the purposes of updating future mineral reserves and the associated production profile which may be revised as a result. The interim results of the ongoing internal study indicate that underground mining at Bisha is plausible and that some of the material currently in the open pit mine plan may be more economic if extracted by underground bulk mining methods as compared with high strip ratio open pit cutbacks. However, based on work to-date, there are no significant changes to the existing mine life nor expected material year-on-year mineral reserve changes as will be reflected in the upcoming Mineral Reserves Statement to be highlighted in the Annual Information Form in mid-March. An exploration drive at Bisha main pit will be required to further assess this opportunity with increased drilling to upgrade mineral resource classifications and further investigate geotechnical, hydrology and metallurgical rock characteristics. The Company plans to continue metallurgical test work and exploration resource extension drilling during 2016. A decision to drive an exploration ramp most, likely in H2 2017, will be made following this further planned exploration drilling and metallurgical and geotechnical test work.

Phase 9 from the 2014 Life of Mine Plan provided access to ore in years 2021 through 2026. The basic economic concept of the internal conceptual investigations was to evaluate the trade-off of potentially saving approximately $270 million (approximately $3 per tonne) in open pit mining costs against the cost of underground development and underground mining, as well as the potential changes in reserve material and the time value of the change in mine plan. Further work is warranted before any definitive conclusions are reached and mine plans are officially changed. Management believes that the temporary suspension of the cutback (Phase 9) of the Bisha open pit and continued deferral of portions of Phase 8 is warranted but not irreversible, pending the results of a pre-feasibility study to be completed over the next two years.

Harena Underground

For Harena, the underground mining conceptual investigations used an interim mineral resource calculated mid-2015 which has since been superseded by the current larger resource as announced on February 17, 2016. The latest findings of this ongoing work imply a potentially mineable deposit with marginal economics that is sensitive to metal prices and metallurgical recoveries. Therefore, additional metallurgical drilling at Harena is planned during 2016 before making a decision to invest in an exploration decline which would be required to take the deposit through feasibility.

Scoping Study

An updated Technical Report from the most recent March 2014 Technical Report is expected in Q1 2017 after commissioning and operation of the zinc flotation circuit. It will include the further planned 2016 scoping level investigations at Bisha and Harena noted above which will be shared in Other Relevant Data and Information of the future report.

Corporate Social Responsibility

The Company plans to issue its 2015 annual CSR report in April 2016. On April 23, 2015, the Company issued its 2014 CSR report which can be found on the Company’s website at: http://nevsuncsr.com/home/reporting/.  The Company continues with its transparent approach to operations and contributions to the communities and reporting of funds paid to the State of Eritrea in the form of taxes and royalties.  In 2013, an independent human rights impact assessment (HRIA) was commissioned and carried out by an experienced and internationally recognized human rights lawyer.  The results of the HRIA were published in April 2014 and an independent update audit was carried out during 2015.  Final results of this audit were posted on the Company’s website in August 2015 at: http://nevsuncsr.com/case-studies/bisha-hria/.

Dividends

During 2015, the Company declared quarterly dividends of $0.04 per share totaling $31,959. This represented a fifth consecutive year of increased dividend declarations (2015 – $31,959; 2014 - $28,928; 2013 - $27,873; 2012 - $19,947; 2011 - $15,948) since the start of commercial production at the Bisha Mine in early 2011.

Results of operations for the fourth quarter 2015

Operating income

The Company generated operating income of $5.8 million for the quarter ended December 31, 2015 (Q4 2014 - $70.3 million).  Quarterly operating income decreased by 92% from Q4 2014 as a combined result of a 37% decrease in copper feed grade coupled with a 31% decrease in the realized copper price.  The direct sale of 20,000 tonnes of pyrite sand ore containing high grades of gold and silver during Q4 2015 positively impacted quarterly operating income by $10.9 million.

Production and sales

The Bisha Mine produced 33.0 million pounds of copper in concentrate during Q4 2015 by processing approximately 574,000 tonnes of ore averaging 3.1% copper. Q4 2015 grade was lower than expected due to mine sequencing changes that were required as a reclassification of supergene ore to primary ore required some redesign. Mill throughput of 574,000 tonnes for Q4 2015 was the highest quarterly throughput for the Bisha Mine, with December 2015 achieving the highest one-month throughput to date (207,000 tonnes milled). However, the Company continued to encounter intermittent inadequate power supply from the Aggreko generators which held back the mill throughput rate. Senior management met with senior Aggreko officials during Q4 2015 to follow up on agreed action plans to address these issues which are now significantly progressed. Management is confident that Aggreko has committed the proper technical resources to minimize the risk of this issue recurring. Copper production decreased by 37% versus Q4 2014 primarily due to the 37% decrease in copper feed grade and reduced copper recoveries with increased pyrite dilution in the ore. Copper concentrate grades decreased during Q4 2015 due to the mine encountering ore which contained challenging mineralogy with increased associated dilutive pyrites.

Cash costs

Cash costs per payable copper pound sold for Q4 2015 were $1.59. Operating and selling costs of $44,483 in Q4 2015 increased by 64%, or $0.65, per payable pound sold compared to Q4 2014, due primarily to the 46% decrease in pounds of payable copper sold. While the decrease in production negatively affected the cash cost per payable pound sold, the Company continued to see lower input prices for fuel in Q4 2015 of $0.58 per litre (Q4 2014 - $1.00 per litre), as well as decreased costs of other consumables, which positively affected the Company’s cash costs. The Bisha Mine also continued to experience improved management of mining and milling costs, reflecting better overall mobile equipment availability, improved mining productivities and reduced grinding media consumption. As a result, the Bisha Mine achieved its 2015 C1 cash cost(1) guidance of $1.20 to $1.40 per payable pound sold, despite missing its annual production guidance.  This cost containment and productivity focus are critical elements of the Company’s strategy as the Bisha Mine progresses through the relatively lower grade primary ore section of the ore body.

Selected annual financial information

The following annual financial information for the years ended December 31, 2015, 2014, and 2013, were prepared in accordance with International Financial Reporting Standards (IFRS).

Fiscal years ended:

In US $000s (except per share data)	December 31, 2015	December 31, 2014	December 31, 2013(1)
Revenues	$356,872	$555,012	$155,698
Operating income	92,713	295,337	71,395
Net income for the year	45,873	166,565	29,254

Net income attributable to Nevsun shareholders	$22,794	$93,394	$12,857
Earnings per share attributable to Nevsun shareholders – basic	0.11	0.47	0.06
Earnings per share attributable to Nevsun shareholders – fully diluted	0.11	0.47	0.06

Cash	$434,340	$442,418	$302,724
Working capital	$462,142	$519,980	$419,057
Total assets	$1,004,120	$986,686	$870,860
Total non-current liabilities	$104,163	$91,102	$53,802
Dividends declared, per share	$0.16	$0.145	$0.140
1)	Copper commercial operations commenced December 1, 2013. Figures for the year ended December 31, 2013 only reflect gold phase operating results.

The following variances result when comparing operations for the year ended December 31, 2015, with the same period of the prior year (in US$000s, except per pound and per ounce data).

Revenues

The Company’s revenues for the year ended December 31, 2015, of $356,872 (2014 – $555,012) are comprised of copper concentrate sales of $320,797 (2014 - $544,232), copper concentrate by-product sales of $61,891 (2014 - $60,323), and other revenue of $21,537 (2014 - $5,467), net of copper concentrate treatment and refining charges of $47,353 (2014 - $55,010).  Other revenue consists of sales of 30,000 tonnes of high-grade pyrite sands ore directly to buyers, net of pricing and quantity adjustments recognized on those sales. Revenues for the year ended December 31, 2015, included sales of 138.5 million payable pounds of copper (2014 – 180.2 million pounds) at an average realized price of $2.32 per pound (2014 - $3.02).  During 2014, 4.5 million pounds of pre-commercial production receipts were credited against mineral property, plant and equipment, net of costs of sale. Copper concentrate revenue for the year ended December 31, 2015, is net of $33,415 (2014 – $30,522) of provisional and final pricing and physical quantity adjustments. Copper concentrate by-product and other revenues for the year ended December 31, 2015, included sales of 44,800 ounces of gold (2014 – 29,100 ounces) and 2,261,000 ounces of silver (2014 – 1,693,300 ounces).

Operating expenses

The Company recorded operating expenses for the year ended December 31, 2015, of $200,890 (2014 - $194,522). Gross operating expenses remained largely the same in 2015 as compared to 2014, however on a per unit basis, operating and selling costs increased by $0.37, or 34%, largely as a result of the decrease in copper head grade which resulted in lower quantities of copper concentrate produced while processing higher quantities of ore. While the lower head grade, and to a lesser extent lower mill recoveries, led to an increase in costs on a per unit basis, the Bisha Mine did incur significant cost savings on consumables used, particularly with respect to the cost of fuel ($0.74 per litre in 2015 vs. $1.07 per litre in 2014). Included in operating expenses for the year was a charge of $5,373 related to an obsolescence provision taken on materials and supplies inventory for slow-moving and obsolete items (2014 – $4,274 related to a provision for slow-moving and obsolete inventory, as well as adjustments to freight cost estimates).

Royalties

The Company incurs a 3.5% royalty on base metal shipments and a 5% precious metals royalty on its gold and silver sales.  For the year ended December 31, 2015, royalty expenses of $18,176 (2014 - $25,072) were recorded. The decrease in royalties is attributable to lower sales recorded in 2015, as well as a lower average metal price recognized on a per unit basis.  Royalties are payable at the time concentrate shipments leave the mine, which precedes the revenue recognition point, and are based on estimated values of contained metal at the time of shipment without subsequent adjustment.

Depreciation and depletion

In the year ended December 31, 2015, depreciation and depletion of $45,093 (2014 - $40,081) was recorded.  The increase in depreciation is the result of higher depreciation taken on life of mine assets, for which depreciation is recorded using a units of production method, resulting from higher ore tonnes mined and milled in 2015, as well as higher depreciation taken on operating assets, including the mobile fleet, as a result of 2015 asset additions.

Administrative

Administrative costs comprising head office costs including salaries and employee benefits, share-based payments, business development and other general administrative expenses for the year ended December 31, 2015, were $13,595, down from $17,363 in the year ended December 31, 2014. Salaries and employment benefits, including share-based payments and long-term incentive compensation, decreased from $11,941 for the year ended December 31, 2014 to $8,490 for the year ended December 31, 2015, as the Company’s administrative salaries and benefits are paid in Canadian dollars. A lower Company share price, which opened the year at CAD $4.40 and ended at CAD $3.75, which contributes to the valuation of long-term incentive compensation, also contributed to the decrease. Other administrative expenses decreased slightly from $5,422 during the year ended December 31, 2014, to $5,105 during the year ended December 31, 2015, also largely the result of the decreasing value of the Canadian dollar. In absolute, Canadian-dollar terms, the Company’s other administrative expenses actually increased due to higher business development and CSR costs incurred.

Finance costs

Finance costs for the year ended December 31, 2015, total $1,536 and are comprised entirely of accretion expense related to the Company's reclamation liability.  Finance costs of $1,906 for the year ended December 31, 2014, are comprised of $1,203 of accretion expense related to the Company's reclamation liability, and a one-time charge in Q2 2014 of $703 related to the loan to a supplier.

Finance income

Finance income for the year ended December 31, 2015, totals $3,210 (2014 – $2,974) and is comprised of net interest accrued on amounts receivable from the non-controlling interest of $2,197 (2014 – $2,621), and other finance income of $1,013 (2014 – $353), comprised predominantly of interest earned on cash and cash equivalent balances.

Income taxes

Income tax expense for the year ended December 31, 2015, of $34,919 (2014 - $112,477) was comprised of current income tax expense of $26,394 (2014 - $85,759) related to the BMSC mining operations and deferred income tax expense of $8,525 (2014 - $26,718).

Selected quarterly financial information

Selected consolidated financial information from continuing operations for the most recent eight quarters (unaudited) are presented below. The Company declared commercial copper production on December 1, 2013, and the first commercial-stage revenues related to copper production were recognized in Q1 2014. The quarterly variances between Q1 2014 and Q2 2014 are, in part, the result of the transition from pre-commercial production and sales to full commercial production and sales. Quarterly variances from Q2 2014 through Q4 2015 are the result of varying operating circumstances during those times.

In US $000s (except per share data)	2015 4th	2015 3rd	2015 2nd	2015 1st
Revenues	$65,444	$70,016	$104,240	$117,172
Operating income	5,822	5,693	38,617	42,581
Net income for the period	832	2,842	19,165	23,034

Net income (loss) attributable to Nevsun shareholders	(679)	1,448	9,447	12,578
Earnings (loss) per share attributable to Nevsun shareholders – basic	(0.01)	0.01	0.05	0.06
Earnings (loss) per share attributable to Nevsun shareholders – diluted	(0.01)	0.01	0.05	0.06

In US $000s (except per share data)	2014 4th	2014 3rd	2014 2nd	2014 1st
Revenues	$138,695	$147,943	$169,223	$99,151
Operating income	70,323	78,076	94,955	51,983
Net income for the period	40,098	44,599	53,688	28,180

Net income attributable to Nevsun shareholders	21,878	25,548	30,528	15,440
Earnings per share attributable to Nevsun shareholders – basic	0.11	0.13	0.15	0.08
Earnings per share attributable to Nevsun shareholders – diluted	0.11	0.13	0.15	0.08

The following variances result when comparing operations for the three months ended December 31, 2015, with the same period of the prior year (in US $000s, except per ounce and per pound data):

Revenues

The Company’s Q4 2015 revenues of $65,444 (Q4 2014 - $138,695) are comprised of copper concentrate sales of $52,698 (Q4 2014 - $141,739), copper concentrate by-product sales of $7,456 (Q4 2014 - $14,143) and other revenue of $13,782 (Q4 2014 – $nil), net of copper concentrate treatment and refining charges of $8,492 (Q4 2014 - $17,187).  Revenues included sales of 26.7 million payable pounds of copper (Q4 2014 – 49.4 million) at an average realized price of $1.98 per pound (Q4 2014 – $2.87). Copper concentrate sales are net of $7,249 (Q4 2014 – $7,832) of provisional and final pricing and physical quantity adjustments, which reflects the significant decrease in the copper price incurred during Q3 2015 and continuing into Q4 2015.  Copper concentrate treatment and refining charges, which are accounted for as a reduction of revenues, decreased by $0.03 on a per pound basis in Q4 2015 as compared to Q4 2014, reflecting a decreasing benchmark price.  The Company also completed the sale of approximately 20,700 tonnes of the higher grade pyrite sands ore which lead to other revenue, prior to downward provisional pricing adjustments, of $15,189 (Q4 2014 – $nil). Copper concentrate by-product and other revenues for Q4 2015 included sales of 14,800 ounces of gold (Q4 2014 – 7,000 ounces) and 519,000 ounces of silver (2014 – 385,000 ounces).

Operating expenses

The Company recorded operating expenses of $44,483 in Q4 2015 (Q4 2014 - $49,807).  The decrease from Q4 2014 is the result of a lower quantity of copper concentrate sold, however on a per unit basis, expenses increased by $0.52, or 49%, as a result of a lower copper feed grade processed, and a lower grade of copper concentrate produced and shipped. However, the Company did incur some cost savings due to lower input prices for fuel in Q4 2015 of $0.58 per litre (Q4 2014 - $1.00, per litre) and significant savings in mining and milling costs reflecting better overall mobile equipment availability, mining productivities and reduced grinding media consumption.

Royalties

The Company incurs a 3.5% royalty on base metal shipments and a 5% precious metals royalty on its gold and silver sales.  In Q4 2015, royalty expenses of $4,374 (Q4 2014 - $7,201) were recorded.  In Q4 2015, the Company incurred lower royalties as compared to Q4 2014 as a result of having incurred lower sales in the 2015 period.  Royalties are payable at the time concentrate shipments leave the mine, which precedes the revenue recognition point, and are based on estimated values of contained metal at the time of shipment without subsequent adjustment.

Depreciation and depletion

In Q4 2015 depreciation and depletion of $10,765 (Q4 2014 - $11,364) was recorded.  Depreciation is primarily calculated using the units-of-production method with copper pounds produced and ore tonnes mined as the basis for the calculation. Depreciation was higher in Q4 2014 as compared to Q4 2015, despite higher units of production in the 2015 period, as a result of higher depreciation being inventoried in stockpiles in Q4 2015.

Administrative

Administrative costs in Q4 2015 were $3,507, down from $4,838 in Q4 2014. Salaries and employee benefits including long-term incentive compensation decreased from $3,445 in Q4 2014 to $2,206 in Q4 2015, largely as a result of the depreciating Canadian dollar relative to the US dollar, as the Company’s administrative salaries are denominated in Canadian dollars, and also as a result of a lower Company share price which affects the valuation and related expense of long-term incentive compensation. Business development expenses were $457 for Q4 2015 as compared to $786 in Q4 2014. Other administrative costs increased from $607 in Q4 2014 to $844 in Q4 2015.

Finance costs

Finance costs in Q4 2015 of $384 are comprised entirely of accretion expense on the Company's reclamation liability. Finance costs of $384 recorded during Q4 2014 also related only to accretion expense on the Company's reclamation liability.

Finance income

Finance income for Q4 2015, totals $973 (Q4 2014 – $756) and is comprised of net interest accrued on amounts receivable from the non-controlling interest of $569 (Q4 2014 – $603), and other finance income of $404 (Q4 2014 – $153), comprised predominantly of interest earned on cash and cash equivalent balances.

Income taxes

Income tax expense for Q4 2015 of $2,072 (Q4 2014 - $25,759) is comprised of current income tax expense of $7,350 (Q4 2014 - $15,954) related to the BMSC mining operations and deferred income tax credit of $5,278 (Q4 2014 – expense of $9,805).

Reconciliation of realized copper price

In U.S. $000s (except pounds of payable copper and per payable pound data)	2015	Q4 2015
Copper concentrate sales	$320,797	$52,698
Provisional and final pricing and quantity adjustments on copper concentrate sales	33,415	7,249
Copper concentrate revenues, before pricing adjustments	$354,212	$59,947
Pounds of payable copper sold (millions)	138.5	26.7
Realized copper price per payable pound sold, before pricing adjustments	$2.56	$2.25
Provisional and final pricing and quantity adjustments per payable pound sold	$(0.24)	$(0.27)
Realized copper price per payable pound sold(1)	$2.32	$1.98
LME average copper price per pound	$2.48	$2.20
(1)	The realized copper price per payable pound sold in 2015 was negatively affected as a result of the drop in the average LME price per pound of copper from $2.74 in Q2 2015 to $2.40 in Q3 2015, and then further to $2.20 in Q4 2015. The pricing risk to which the Company is exposed on its open copper concentrate sales still subject to settlement is disclosed in Note 6 – Revenues of the consolidated financial statements.

Liquidity and capital resources

Working capital, including cash and cash equivalents, was $461,142 (December 31, 2014 – $519,980). The Company’s cash and cash equivalents at December 31, 2015, was $434,340 (December 31, 2014 – $442,418). Accounts receivable of $15,209 (December 31, 2014 - $32,188) include one half shipment of direct sales ore for which revenue was recognized but provisional payments were not yet received by year end (December 31, 2014 – one copper concentrate shipment).

During the year ended December 31, 2015, cash generated from operating activities was $142,095, compared to $306,480 in the prior year. The Company paid $21,790 in income taxes for the year ended December 31, 2015 (2014 - $88,983).

The Company used $84,365 in investing activities in the year ended December 31, 2015 (2014 – $4,258). The Company spent $85,439 on mineral properties, plant and equipment in the year ended December 31, 2015 (2014 - $55,118), comprised of $48,202 on the zinc expansion, $25,859 on sustaining capital, $4,691 on mineral properties and $6,687 on exploration and evaluation.  These expenditures were net of increases in non-cash working capital of $1,074.  In the year ended December 31, 2014, expenditures on mineral properties, plant and equipment were offset by $50,936 of proceeds received from the sale of pre-commercial production copper concentrate inventory. No such proceeds were received in 2015.

The Company used $44,018 in its financing activities in 2015, compared to $73,545 in the prior year.  During the year ended December 31, 2015, the Company paid dividends to Nevsun shareholders of $31,954 (2014 - $34,770), and distributed $19,000 to the non-controlling interest (2014 – $76,750). The decrease in payment of dividends to Nevsun shareholders from 2014 to 2015 is due to one semi-annual dividend of $0.07 per share having been paid in January 2014, followed by two quarterly dividends of $0.035 per share and then one quarterly dividend of $0.04 per share being paid for the remainder of 2014, as compared to four quarterly dividends of $0.04 per share having been paid in 2015. The Company also received $6,500 (2014 – $37,332) from the non-controlling interest as partial repayment of the purchase price settlement consisting of principal of $5,384 and interest of $1,116 (2014 - $17,089 and $2,811). Additionally in 2014, the non-controlling interest repaid a loan made in 2013 of $16,750, plus interest of $682.

Commitments and contractual obligations

As of December 31, 2015, the Company had the following contractual obligations:

In U.S. $000s	Total	Less than 1 year	1-3 years	3-5 years	Over 5 years
Purchase commitments and contractual obligations	$56,881	$56,881	$-	$-	$-
Mine closure and reclamation	59,100	-	300	-	58,800
Minimum operating lease payments	4,597	4,597	-	-	-
Total contractual obligations	$120,578	$61,478	$300	$-	$58,800

The Company also has an environmental bond to cover remediation liabilities for Bisha in the amount of $25,000 at a cost of 1% per annum.

The above table includes the Company’s estimated obligation for mine closure and reclamation following completion of mining activities at the Bisha Mine and is based on the level of known disturbance at the reporting date, known legal requirements and estimates prepared by Management with input from a third party specialist.  The undiscounted amount of the estimated obligation for reclamation and closure of the operations, adjusted for estimated inflation of 3%, is approximately $59,100. While the Company has recorded the fair value for the mine closure and reclamation obligation using a pre-tax discount rate of 5.01%, the amounts reflected in the above table represent the undiscounted amounts estimated at the time of payment.  Ongoing reclamation costs incurred as part of normal mining operations are expensed as incurred.

Off-balance sheet arrangements

The Company has not entered into any specialized financial arrangements to minimize its commodity price risk, investment risk or currency risk.  There are no off-balance sheet arrangements.

Contingency

A lawsuit was filed in the Supreme Court of British Columbia against the Company (the "Araya Lawsuit") on November 20, 2014, by three plaintiffs who claim to have once worked with a local sub-contractor at the Bisha Mine.  The plaintiffs claim that the Company is legally responsible for breaches of customary international law and British Columbia law for conduct allegedly engaged in by the local sub-contractor and the Eritrean military.  The plaintiffs are also claiming the right to bring the action in a representative capacity on behalf of certain persons who they allege were forced to work at the Bisha Mine (the “Group Members”).  The plaintiffs claim general, aggravated and punitive damages for themselves and for the Group Members.  No amount of damages is required to be quantified by the plaintiffs at this time.  No trial date has been set.

It is not possible at this time to estimate the outcome of the Araya Lawsuit.  The Company denies the allegations and will vigorously defend itself in this matter.  No amounts have been recorded for any potential liability arising from this matter, as the Company cannot reasonably predict the outcome.

Outstanding share data

As of February 24, 2016, the Company had 199,781,469 shares and 12,681,333 options issued and outstanding.

Financial instruments and risk management

The following describes the use of financial instruments and types of risks that the Company is exposed to and its objectives and policies for managing such risks:

Market risk

Price risk:  The Company is, or will be, subject to price risk from fluctuations in market prices of copper, zinc, gold and silver.  As discussed above in respect of metals in concentrate, there is a time lag between the time of initial payment on shipment and final settlement pricing, and changes in the price of copper, zinc, gold and silver during this period impact the Company’s revenues and working capital position.  The Company’s policy is not to hedge precious metals doré or base metal concentrate sales.  Accordingly, as at December 31, 2015, and as of the date of this MD&A, the Company has not entered into any hedge contracts or other financial arrangements to minimize its commodity price risk.

Sales of copper concentrate are recognized on a provisional pricing basis when risks and rewards transfer and the rights and obligations of ownership pass to the customer, which usually occurs on shipment. However, the final pricing for the product sold and purchased is not determined at that time as it is contractually linked to market prices at a subsequent date. These arrangements have the characteristics of a derivative instrument as the value of the related receivables will vary as the price for the underlying commodity varies in the metal markets. These pricing adjustments result in gains in a rising price environment and losses in a declining price environment and are recorded as a change in revenue at each balance sheet date and at final settlement.

Fuel price risk:  Fuel consumption comprises a significant portion of the Company’s operating expenses and the Company is therefore subject to fuel price risk on fluctuations of the market price of diesel.  Based on an estimated 43 million litres of diesel fuel used annually, a $0.10 change in the price per litre of fuel would have a $4.3 million impact on earnings.

Currency risk:  Currency risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign exchange rates.  Exchange rate fluctuations may affect the costs that the Company incurs in its operations.  The Company’s functional currency is the United States dollar, and while metals sales are in U.S. dollars, certain of the Company’s costs will be incurred in other currencies, namely the Eritrean nakfa, Canadian and Australian dollars, Euro and South African rand.  Additionally, the Company also holds cash and cash equivalents that are denominated in currencies that are subject to currency risk.  Accounts receivable and other current and non-current assets not denominated in US dollars relate to goods and services taxes, income taxes and value-added taxes.

The Eritrean nakfa is directly tied to the US dollar.  At December 31, 2015, net financial liabilities denominated in Canadian dollars are $6,465, South African rand are $311, Australian dollars are $94 and Euros are $484.  A 10% strengthening of the U.S. dollar against these currencies at December 31, 2015, with all other variables held constant, would have resulted in an estimated gain on the Canadian dollar denominated net financial liabilities of $647, an estimated gain on South African rand denominated net financial liabilities of $31, an estimated gain on the Australian dollar denominated net financial liabilities of $9, and an estimated gain on the Euro denominated net financial liabilities of $48. As a result, management does not consider currency risk to be significant.

Credit risk

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents, trade receivables, and due from non-controlling interest.  In order to manage credit risk, the Company deposits cash and cash equivalents kept in highly liquid instruments with high credit quality financial institutions.  Such instruments are managed by independent financial managers with ultimate oversight by the Company.  Given the strong credit ratings of these institutions, management does not expect any counterparty to fail to meet its obligations. Additionally, a high percentage of the funds are maintained in accounts outside of Africa.

As at December 31, 2015, the Company’s credit risk related to the recovery of trade accounts receivable, including receivables of $5,109 related to copper concentrate sales due from five customers.

Copper concentrate sales started in the fourth quarter of 2013 and are subject to credit risk related to trade receivables from the sale of metals in concentrate.  The Company tries to limit credit risk exposure on sales of concentrate by selling its product to large, international purchasers with high credit ratings, and requiring purchasers to issue letters of credit with high credit quality financial institutions to support such purchases.  Additionally, the Company maintains separate and sufficient insurance and requires the transporters of its concentrates to carry sufficient insurance to prevent loss during transportation.

The Company does not consider credit risk associated with the recovery of value added taxes (VAT) and other receivables, which at December 31, 2015, totaled $49, to be a significant risk.

The Company is also subject to credit risk related to due from non-controlling interest, which at December 31, 2015, was $44,180.  Due from non-controlling interest is collected from ENAMCO with collection terms determined by cash flow from the Bisha Mine with a guarantee from the State of Eritrea.  Management expects that cash flow will be sufficient to allow collection in full from the non-controlling interest and, as a result, credit risk on exposure on due from non-controlling interest is not considered to be a significant risk.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquid funds to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.  This approach includes a rigorous planning and budgeting process, which is reviewed and updated on a regular basis, to help determine the funding requirements to support the Company’s current operations and expansion and development plans and by managing its capital structure.

In the opinion of management, the working capital at December 31, 2015, of $462,142, together with future cash flows from operations, is sufficient to support the Company’s operations and expansion plans.

Fair value versus carrying amounts

The carrying amount of financial assets and liabilities carried at amortized cost is a reasonable approximation of fair value.

Proposed transactions

The Company continually reviews opportunities for growth, however, there are no proposed asset or business acquisitions or dispositions currently under offer.

Use of judgements and estimates in applying critical accounting policies

The Company's consolidated financial statements are prepared in accordance with IFRS as issued by the International Accounting Standards Board (IASB).  The significant accounting policies applied and recent accounting pronouncements are described in Note 3 and Note 4 to the Company's annual consolidated financial statements, respectively.

Judgements

The critical judgements that the Company’s management has made in the process of applying the Company’s accounting policies, apart from those involving estimation uncertainty, that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:

Achievement of commercial production

Costs incurred to construct and develop mineral properties, plant and equipment, including directly attributable costs of testing, are capitalized until the assets are brought into the location and condition necessary to be capable of operating in the manner intended by management. Net proceeds from mineral sales realized during this period are offset against costs capitalized. Depletion of capitalized costs for mineral properties and related plant and equipment begins when operating levels intended by management have been reached. The results of operations of the Company during the years presented in the consolidated financial statements have been impacted by management’s determination that the Bisha Mine reached the operating levels intended by management with regards to copper production on December 1, 2013.

Economic recoverability and probability of future economic benefits of exploration, evaluation and development costs

Management has determined that exploration drilling, evaluation, development and related costs incurred which have been capitalized are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit including geologic and metallurgic information, history of conversion of mineral deposits to proven and probable reserves, scoping and feasibility studies, accessible facilities, existing permits and life of mine plans.

Functional currency

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. The Company has determined the functional currency of each entity is the US dollar. Assessment of functional currency involves certain judgements to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

Indicators of impairment

Judgement is required in assessing whether certain factors would be considered an indicator of impairment. Potential indicators of impairment must be evaluated in conjunction with many factors, including current and forecast economic conditions, internal projections and other factors which may indicate whether there is an indicator of impairment present, and accordingly, whether impairment testing is required.

Key sources of estimation uncertainty

The preparation of consolidated financial statements requires that the Company’s management make assumptions and estimates of effects of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period.  Actual results may differ from those estimates as the estimation process is inherently uncertain.  Actual future outcomes could differ from present estimates and assumptions; potentially having material future effects on the Company’s consolidated financial statements.  Estimates are reviewed on an ongoing basis and are based on historical experience and other facts and circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

The significant assumptions about the future and other major sources of estimation uncertainty as at the end of the reporting period that have a significant risk of resulting in a material adjustment to the carrying amounts of the Company’s assets and liabilities are as follows:

Reserve estimates including life of mine plan

The Company estimates its ore reserves and mineral resources based on information compiled by experts. Reserves are used in the calculation of depreciation, impairment assessment and for forecasting the timing of payment of mine closure, reclamation and rehabilitation costs.

There are numerous uncertainties inherent in estimating ore reserves, and assumptions that are valid at the time of estimation may change significantly when new information becomes available.  Changes in the forecasted prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and may, ultimately, result in the reserves being restated.

The carrying amounts of the Company’s mineral properties, plant and equipment are depleted based on recoverable copper pounds, gold ounces, and ore reserve tonnes. Changes to estimates of recoverable copper pounds, gold ounces, ore reserve tonnes and depletable costs, including changes resulting from revisions to the Company’s mine plans and changes in metals prices forecasts, can result in a change to future depletion rates and impairment analysis.

Estimated mine closure and reclamation costs

The Company’s provision for mine closure and reclamation cost obligations represents management’s best estimate of the present value of the future cash outflows required to settle the liability which reflects estimates of future costs, inflation, movements in foreign exchange rates and assumptions of risks associated with the future cash outflows, and the applicable risk-free interest rates for discounting the future cash outflows. Changes in the above factors can result in a change to the provision recognized by the Company.

Changes to mine closure and reclamation cost obligations are recorded with a corresponding change to the carrying amounts of related mineral properties, plant and equipment for the year. Adjustments to the carrying amounts of related mineral properties, plant and equipment can result in a change to future depletion expense.

Classification of current and non-current portion of due from non-controlling interest

In determining the classification of current and non-current portion of due from non-controlling interest, the Company makes estimates of the future after-tax cash flows expected to be derived from the Bisha mining operation.  Changes in metal price forecasts, estimated future costs of production, and estimated future capital expenditures could result in a change in the classification of the current and non-current portions of the due from non-controlling interest.

Fair value of embedded derivative

The value of copper concentrate trade receivables is measured using quoted forward market prices as at the balance sheet date that correspond to the settlement date of the provisional pricing period for the estimated metals contained within the copper concentrate.  Fluctuations in the underlying market price of copper, metal content and concentrate weight can cause significant changes to the ultimate final settlement value of the receivables and the final revenue recorded can vary significantly as a result.

Income taxes

In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted income from operations and the application of existing tax laws in each jurisdiction. Forecasted income from operations is based on life of mine projections internally developed and reviewed by management.

Importance is given to tax planning opportunities that are within the Company’s control, and are feasible and implementable without significant obstacles. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on individual facts and circumstances of the relevant tax position evaluated in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. At the end of each reporting period, the Company reassesses unrecognized income tax assets.

Share-based payments

The factors affecting share-based payments include estimates of when stock options might be exercised and the stock price volatility.  The timing for exercise of options is out of the Company’s control and will depend, among other things, upon a variety of factors including the market value of Company shares and financial objectives of the holders of the options.  The Company has used historical data to determine volatility in accordance with Black-Scholes modeling, however future volatility is inherently uncertain and the model has its limitations.  While these estimates can have a material impact on the share-based payments expense and hence, results of operations, there is no impact on the Company’s financial condition or liquidity.

Disclosure controls and procedures

The Company’s management, with the participation of the Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining the Company’s disclosure controls and procedures.  Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in the Company’s annual filings, interim filings and other reports filed or submitted is recorded, processed, summarized and reported, within the appropriate time periods and is communicated to senior management, including the Chief Executive Officer and Chief Financial Officer on a timely basis so that the appropriate decisions can be made regarding public disclosures.

The Chief Executive Officer and Chief Financial Officer, after participating with the Company’s management in evaluating the effectiveness of the Company’s disclosure controls and procedures have concluded that as of December 31, 2015, the Company’s disclosure controls and procedures were effective.

Internal control over financial reporting

The Company’s management, with the participation of the Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting.  The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.  The Company’s internal control over financial reporting includes those policies and procedures that:

  pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets of the Company;
  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that the Company’s receipts and expenditures are being made only in accordance with authorizations of management and the Company’s directors; and
  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

The Company’s management, with the participation of the Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting using the criteria set forth in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on this assessment, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2015.

Changes in internal control over financial reporting

There have been no changes in the Company’s internal control over financial reporting during the year ended December 31, 2015, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Limitations of controls and procedures

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.  Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected.  These inherent limitations include the realities that judgements in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake.  Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control.  The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.  Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Accounting changes and recent accounting pronouncements

In May 2014, the IASB issued the final revenue standard, IFRS 15 - Revenue From Contracts With Customers, which will replace IAS 18 - Revenue, among other standards that do not currently affect the Company. The new standard was originally to be effective for fiscal years beginning on or after January 1, 2017, but in August 2015 the IASB extended the effective date by one year to January 1, 2018. The standard is still available for early adoption. The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The Company intends to adopt IFRS 15 in its financial statements for the annual period beginning January 1, 2018. The Company does not expect the new standard to have a significant effect on its financial statements.

In January 2016, the IASB announced its new leasing standard, IFRS 16. The new standard will eliminate the current dual accounting model for lessees, which distinguishes between on-balance sheet finance leases and off-balance sheet operating leases. The new standard will, instead, present a single on-balance sheet accounting model that is similar to current finance lease accounting. The new standard will take effect for fiscal years starting on or after January 1, 2019. The Company expects the new standard to result in some leases that are currently accounted for under the operating lease method being added to the balance sheet. Such adjustments, however, are not yet quantifiable as the Company’s assets under lease may be different at the time of standard implementation.

Quality assurance

Mr. Peter Manojlovic, PGeo, and Vice President, Exploration of Nevsun Resources Ltd. is a Qualified Person under the terms of NI 43-101 and has reviewed the exploration statements of this MD&A and approved its dissemination.

Non-GAAP performance measure

This document includes a non-GAAP performance measure that does not have a standardized meaning prescribed by IFRS. This performance measure may differ from those used by, and may not be comparable to such measures as reported by, other issuers.  The Company believes that this performance measure is commonly used by certain investors, in conjunction with conventional GAAP measures, to enhance their understanding of the Company's performance.  The Company uses this performance measure extensively in internal decision making processes, including to assess how well the Bisha Mine is performing and to assist in the assessment of the overall efficiency and effectiveness of the mine site management team.  The table below provides a reconciliation of this non-GAAP measure to the most directly comparable IFRS measures as contained within the Company's issued financial statements.

C1 cash cost per payable pound

C1 cash cost per payable pound sold is a non-GAAP measure and represents the cash cost incurred at each processing stage, from mining through to recoverable metal delivered to customers, less by-product credits.  Royalties, depreciation, and depletion are excluded from the calculation of C1 cash cost per payable pound sold.  The costs included in this definition comprise mine site operating and general and administrative costs, freight, treatment and refining charges, less by-product credits.  By-product credits are an important factor in determining the C1 cash costs per pound.  The Company produces by-product metals, gold and silver, incidentally to copper production activities.  The gold and silver are considered to be by-products as they only represent 17% of total revenues during 2015.  The cash cost per payable pound will vary depending on the volume of by-product credits and the relative price of the by-products.  The C1 cash cost per payable pound is calculated by dividing the total costs, net of the by-product credits, by payable copper pounds sold.  The calculation method is consistent on a period to period basis for purposes of meaningful comparison.

	2015		2014
C1 cash cost per payable pound (U.S. $000s, except per pound amounts)	Total	per pound	Total	per pound
Pounds of payable copper sold (millions)(1)		138.5		180.2
Operating expenses and selling costs	$200,890	$1.45	$194,522	$1.08
Add:
Copper concentrate treatment and refining charges	47,353	0.34	55,010	0.31
Less:
Copper concentrate by-product credits	(61,891)	(0.45)	(60,323)	(0.33)
Selling costs not related to concentrate sales	(4,834)	(0.03)	(762)	(0.01)
Total C1 cash cost	$181,518	$1.31	$188,447	$1.05

	Q4 2015		Q4 2014
C1 cash cost per payable pound (U.S. $000s, except per pound amounts)	Total	per pound	Total	per pound
Pounds of payable copper sold (millions)		26.7		49.4
Operating expenses and selling costs	$44,483	$1.66	$49,807	$1.01
Add:
Copper concentrate treatment and refining charges	8,492	0.32	17,187	0.35
Less:
Copper concentrate by-product credits	(7,456)	(0.28)	(14,143)	(0.28)
Selling costs not related to concentrate sales	(2,963)	(0.11)	(90)	(0.01)
Total C1 cash cost	$42,556	$1.59	$52,761	$1.07
(1)	Pounds of payable copper during the year ended December 31, 2014, do not include 4.5 million pounds of copper sold during the pre-commercial production phase. Receipts from pre-commercial production sales were credited against mineral property, plant and equipment, net of costs of sale.

Additional information and risk factors

Additional information relating to the Company, including risk factors, is discussed in the Company’s 2014 Annual Information Form and other filings available on the Company’s website at www.nevsun.com and on SEDAR at www.sedar.com. The Company’s 2015 Annual Information Form will be filed no later than March 30, 2016.

Forward looking statements

This Management’s Discussion and Analysis contains statements and information concerning anticipated developments in the Company’s continuing and future operations, the adequacy of the Company’s financial resources and financial projections. Forward-looking statements include, but are not limited to, statements concerning or the assumptions related to estimates of capital and operating costs, the timing, nature and extent of future copper and gold production, expanding exploration licenses, the estimation of mineral reserves and resources, methodologies and models used to prepare resource and reserve estimates, the realization of mineral reserve estimates, the conversion of mineral properties to reserves and resources, the potential to expand resources, reserves and mine life, future exploration budgets, plans, targets and work programs, capital expenditures and objectives, anticipated timing of grant of permits, mining and development plans and activities, construction and production targets and timetables, grades, processing rates, life of mine, net cash flows, metal prices, exchange rates, reclamation costs, results of drill programs, dividend plans and policy, litigation matters, integration or expansion of operations, requirements for additional capital, government regulation of mining operations, environmental risks, political risks and uncertainties, unanticipated reclamation expenses, and other events or conditions that may occur in the future.

Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “budget” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved. Information concerning the interpretation of drill results and mineral resource and reserve estimates also may be deemed to be forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “budget” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Information concerning the interpretation of drill results and mineral resource and reserve estimates also may be deemed to be forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors including, without limitation, the risks more fully described in the Company’s 2014 Annual Information Form, filed on February 25, 2015, and other filings.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future, except as required by law.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

NYSE MKT corporate governance

The Company’s common shares are listed on NYSE MKT.  Section 110 of the NYSE MKT company guide permits NYSE MKT to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE MKT listing criteria, and to grant exemptions from NYSE MKT listing criteria based on these considerations.  A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law.  A description of the significant ways in which the Company’s governance practices differ from those followed by U.S. domestic companies pursuant to NYSE MKT standards is posted on the Company’s website at http://www.nevsun.com/corporate/governance/nyse-amex/ and a copy of such description is available by written request made to the Company.

Cautionary note regarding preparation of reserves and resources

The disclosure in this Management’s Discussion and Analysis uses mineral resource and mineral reserve classification terms that comply with Canadian securities laws that differ in certain material respects from the requirements of United States securities laws.  Disclosure has been made in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum’s Classification System.  The NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the disclosure requirements of the SEC.

The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” in documents filed with the SEC, unless such information is required to be disclosed by the law of the Company’s jurisdiction of incorporation or of a jurisdiction in which its securities are traded.  Consequently, mineral resource and mineral reserve information contained in this AIF is not comparable to similar information that would generally be disclosed by U.S. companies in accordance with the rules of the SEC.

The SEC’s Industry Guide 7 applies different standards in order to classify mineralization as a reserve. As a result, the definitions of proven and probable reserves used in NI 43-101 differ from the definitions in Industry Guide 7. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Accordingly, mineral reserve estimates contained in this AIF may not qualify as “reserves” under SEC standards.

This Management’s Discussion and Analysis uses the terms “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” to comply with the reporting standards in Canada. The SEC’s Industry Guide 7 does not recognize these terms and U.S. companies are generally not permitted to use these terms in documents they file with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into SEC defined mineral “reserves.” Further, “inferred mineral resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically.

Therefore, investors are also cautioned not to assume that all or any part of an inferred mineral resource exists. In accordance with reporting standards in Canada, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies, except in rare cases. In addition, disclosure of “contained ounces” in a mineral resource estimate is permitted disclosure under NI 43-101 provided that the grade or quality and the quantity of each category is stated; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.  Accordingly, information concerning descriptions of mineralization and resources contained in this Management’s Discussion and Analysis may not be comparable to information made public by US domestic companies subject to the reporting and disclosure requirements of the SEC.